Relates to Registration Statement on Form S-1
                                                    (Registration No. 333-14441)
                                                 Filed under Rule 424(b) and (c)


                                  SUPPLEMENT TO
                                   PROSPECTUS
                                       OF
                          GT INTERACTIVE SOFTWARE CORP.

         The following information supplements the Prospectus, dated December 10, 1996, of GT Interactive Software Corp. (the "Company") relating to the offering by certain selling stockholders of the Company's common stock, par value $0.01 per share (the "Prospectus"). This Supplement should be read in conjunction with the Prospectus and all other Supplements to the Prospectus.

         On February 10, 1997, the Company issued a press release reporting that for the year ended December 31, 1996, the Company's net revenue was $365 million, a 56 percent increase over the previous year. Net income for the full year was $25 million, or $0.38 per share. Since the Company was a sub-chapter S corporation for part of the year ended December 31, 1995 and not a public company for the full year, net income and per share full year comparisons are not available.

         For the fourth quarter ended December 31, 1996, the Company reported revenues of $135 million, a 30 percent increase over the same period in the previous year. Net income for the quarter was $8.5 million, a 16.8 percent decrease over the same period in the previous year. Net income per share for the quarter was $0.13, compared to $0.16 for the same period in the previous year.

         Certain unaudited condensed financial statements included in the press release were filed as an exhibit with the Company's Current Report on Form 8-K dated February 10, 1997.

                The date of this Supplement is February 11, 1997.